SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 24, 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Appoints Leading US Sector Analyst to Board

Prana Biotechnology Appoints Leading US Sector Analyst to Board

Melbourne, Australia -- March 24, 2004 - Prana Biotechnology Limited (ASX: PBT, Nasdaq: PRAN) today announced the appointment of Dr Jonas Alsenas, a leading US biotechnology and pharmaceutical company analyst, to its Board of Directors.

Dr Alsenas has built a strong reputation in the investment community since 1991. Among his achievements, he was named an ‘All-Star Analyst’ by The Wall Street Journal in 1998 (for both stock-picking and earnings accuracy) and was recognized by his peers in the 1999 and 2000 Reuters analyst surveys.

Welcoming Dr Alsenas to the Board, Geoffrey Kempler, Executive Chairman of Prana, commented: “We are pleased to add someone of Jon’s stature and expertise to our Board of Directors. He is held in high regard in the international biotech sector and possesses an extensive knowledge of the industry in which Prana operates. His understanding of, and fundamental belief in, our technology and business strategy will help to shape Prana’s future.”

Most recently, Dr Alsenas served as Managing Director (Research Analyst/Portfolio Manager), for ING Investment Management, New York, where he co-managed a hedge fund with an emphasis on investments in biotechnology.

Dr Alsenas began his career in 1991 with Scheer & Company in Branford, Connecticut where he provided strategic consulting and due diligence for biotechnology and pharmaceutical industry clients and investors, including venture capital groups and portfolio managers.

Dr Alsenas gained qualifications in veterinary medicine at Ohio State University and a Bachelor of Arts at Northwestern University.

About Prana:

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (ASX: PBT; Nasdaq: PRAN). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne.

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Contacts:
Media	Investor	Company
Ivette Almeida The Anne McBride Co. Phone: 212-983-1702 x 209 ivette.almeida@annemcbride.com	Steven Silver The Anne McBride Co. Phone: 212-983-1702 x 212 silver@annemcbride.com	Geoffrey Kempler Executive Chairman, Prana Phone: +61 3 9690 7892 gkempler@pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: March 24, 2004